Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                        February 11, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR


Re:  SCHEDULE 13G AMENDMENT NO. 1


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 1 to a Schedule
13G relating to the Reporting Person's ownership of Common Stock of Walter Industries, Inc.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


Very truly yours,

/s/ Karen C. Manson
-------------------
Karen C. Manson
Vice President
Secretary


Enclosure

cc:      Walter Industries, Inc.
         National Association of
          Securities Dealers, Inc.